Mail Stop 6010

May 15, 2006

Michael E. Tarvin, Esq.
Select Medical Holdings Corporation
4716 Old Gettysburg Road, P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

Re: Select Medical Holdings Corporation
Form S-4 Registration Statement
File No. 333-133284

Dear Mr. Tarvin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire document

1.   Additionally, please provide a letter containing the representations required by the Morgan Stanley no-action letter.

Prospectus Summary – page 1

2.   Currently, the first paragraph under "Our Business" includes a discussion of your
        operations as of December 31, 2005. It also includes a discussion of your Canadian
        operations. However, disclosure on the next page indicates that you sold your Canadian
        operations on March 1, 2006. The information you include in your registration statement
        should be provided as of the most recent practicable date.   Please revise the information
        under "Our Business" so that it presents your operations as of a date no later than your
        most recently completed fiscal quarter.

3.   Please provide factual support for your claim to be a "leading operator of specialty
        hospitals and outpatient rehabilitation clinics in the United States." Alternatively, you
        should delete the claim.

4.   We note that you have selectively disclosed financial information in the discussion of
        your business. While you state in the narrative that you had net operating revenues of
        $1,858.4 million for the combined twelve months ended December 31, 2005, we note that
        your financial statements indicate that you had a net loss from continuing operations of
        $48.4 million for the same period. Please revise the discussion to include a balanced
        discussion of your financial condition.

5.   The discussion in the first paragraph on page 2 regarding fair value adjustments is very
        legalistic. Readers are not likely to know what you are referring to when you say that
        you have applied guidance found in Financial Accounting Standards Board Emerging
        Issues Task Force Issue No. 88-16 "Basis in Leveraged Buyout Transactions." Please
        rewrite it in plain English. Also, quantify the discussion to the extent practicable.

Summary of the Terms of the Exchange Offer – page 3

6.   We note that the exchange offer will expire at 5:00 p.m. New York City time on   ,
        2006. As currently represented, the offer could be open for less than 20 full business
        days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on
        what ultimately may be the twentieth business day following commencement. *See*
        Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please
        confirm that the offer will be open at least through midnight on the twentieth business
        day.

Summary Description of the Exchange Notes – page 7

7.   In the fifth paragraph on page 3 and the introductory paragraph on page 7 you indicate that come of the terms and conditions "described below are subject to important limitations and exceptions." In each instance in which there is a material limitation to a term and/or condition, you should revise the description of the term or condition to include an identification of the limitation and/or exception and a brief description of its impact. We may have further comments after reviewing your revised disclosure.

8.   In the section called "Ranking" on page 7, please disclose the amount of outstanding debt ranking pari passu with the notes being registered, the amount of your outstanding secured debt that is effectively senior to the notes being registered and the amount of subsidiary debt that the notes are effectively subordinated to.

9.   Please also disclose the amount of the registrant's guarantee of Select's existing senior secured credit facility.

10.   Please refer to the section called "No established market for the exchange notes" on page 9. There, you say, in part, that you cannot "assure" investors that a market for the exchange notes will develop or make any representation as to the liquidity of any market. In light of the fact that you will not list the notes on any exchange, it appears unlikely that a significant market for the notes will develop. We think you need to clearly say this in the discussion.

Risk Factors – page 13

Competition may limit our ability to acquire hospitals and clinics and adversely affect our growth. – page 18

11.   In this risk factor you indicate that while you have historically faced limited competition in acquiring specialty hospitals and outpatient rehabilitation clinics, you could face heightened competition in the future. The possibility that a potentially adverse event may occur in the future does not, in and of itself, constitute a material risk to you. Please expand the risk factor to explain why competition may be heightened in the future, and why the competition could adversely affect you. If you cannot do this, you should consider deleting this risk factor.

Our business operations could be significantly disrupted if we lose key members of our management team. – page 18

12.   Please identify the key members of your management team referenced in the subheading. Also, describe the steps you have taken to ensure their continued services. For example, do you have employment contracts with these individuals? Do you have any reason to expect that you will lose the services of any of these individuals in the foreseeable future? What would be the specific adverse consequences if you were to lose their services? Please revise the risk factor accordingly.

Significant legal actions as well as the cost and possible lack of available insurance could subject us to substantial uninsured liabilities. – page 19

13.   Please quantify the disclosure in this risk factor, including quantifying the limitations of your insurance. As currently written, a potential investor does not have an adequate factual context for evaluating the risk.

Holdings is the sole obligor under the notes. Our subsidiaries, including Select, will not guarantee our obligations under the notes and do not have any obligation with respect to the notes… - page 19

14.   Please include a table in this risk factor, or the following one, disclosing the aggregate amount of payments on debt (including interest) due in each of the next five years for each of holdings and Select. Please include a second table that shows the amounts of funds Select had available to pay to Holdings in each of the last three years.

Our substantial indebtedness may limit the amount of cash flow available to invest in the ongoing needs of our business, which could prevent us from generating the future cash flow needed to fulfill our obligations under the notes. – page 20

15.   If you have any reason to believe that Select will not have sufficient funds available in the future to make payments to you sufficient to cover your obligations, please say so and discuss the reasons for this.

The notes are not secured by our assets and the lenders under Select's existing senior secured credit facility will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them. – page 21

16.   Please expand the risk factor to describe the specific adverse consequences that would likely arise from this risk.

17.   Quantify the amount of Select's existing senior secured credit facility and quantify the amount currently outstanding.

Restrictions imposed by Select's existing senior secured credit facility and the indenture governing the notes limit our ability to engage in or enter into business, operating and financing arrangements, which could prevent us from taking advantage of potentially profitable business opportunities. – page 21

18.   Please briefly describe the substance of the restrictive covenants in the body of the risk factor.

We may not have the funds to purchase the notes upon a change of control as required by the indenture governing the notes. – page 22

19.   Please revise the subheading to briefly summarize the adverse consequences of this risk.

20.   Please disclose whether you currently have sufficient funds available to make the required payments should the need arise.

21.   Briefly describe the events that constitute change of control events triggering the requirement to repurchase the notes.

There may be no active trading market for the exchange notes. – page 23

22.   Please expand the risk factor to briefly describe the substance of the limits you reference in the fourth sentence of the risk factor.

Industry and Market Data – page 24

23.   In the last sentence of this paragraph you appear to be disclaiming liability for the information you have included in your registration statement. This is not appropriate. Please delete the last sentence as you are, in fact, responsible for the information you include.

Forward Looking Statements – page 24

24.   The Private Securities Litigation Reform Act of 1995 is not applicable to the information contained in this registration statement. If you retain the reference to the Act in the first sentence of this section, please specifically indicate that the disclosure in this document is not covered by the Act.

25.   Also, if you retain the reference to the Act, please briefly explain what the Act covers. The statement that this prospectus contains forward-looking statements "within the meaning of" the Act is too legalistic to be meaningful to readers.

The Exchange Offer, page 26

26.   We note your statement on the bottom of page 26 that the exchange notes issued in the exchange offer may be offered for resale and resold and otherwise transferred by the holder of the exchange notes without compliance with the registration and prospectus delivery requirements, unless the holder is a broker dealer who purchased outstanding notes directly from us for resale under Rule 144 or Regulation S or any other available exemption under the Securities Act. This statement is inconsistent with the statement on page 27 clarifying that broker-dealers who received outstanding notes directly from you are not eligible to participate in the exchange offer. Please revise this to clarify that broker-dealers who purchased outstanding notes directly from you are not eligible to receive exchange notes in the exchange offer.

The Transactions – page 33

27.   Please explain why you refer to Welsh Carson and Thoma Cressey Equity Partners, Inc. as your "sponsors."

Management's Discussion and Analysis of Financial Condition and Results …, page 42

Regulatory Changes, page 44

28.   To the extent you are able, please provide additional qualitative and quantitative
       disclosure about the reasonably likely effects that these regulatory changes could have on
       your liquidity, financial position, and results of operations. To the extent you believe that
       some of this disclosure is already provided under "Risk Factors", it may be appropriate to
       provide references to those specific risk factors. In addressing this comment, please
       consider the following:

       •   Regarding the HIHs, it is not clear the extent to which your net operating
           revenues would be affected at the hospitals that will not require a move or by the
           closing or moving of other hospitals. In addition, it is unclear how your operating
           expenses will be affected at the hospitals being moved. Furthermore, it is unclear
           the extent to which the capital expenditures required for hospital relocations
           would result in additional indebtedness. Finally, the timing of your transition
           plan is unclear.

       •   Regarding the proposed annual payment rate updates, it is not clear how and to
           what extent they will reduce your net operating revenues. While you disclosed
           that CMS estimates they will result in an 11 percent decrease in Medicare
           payments, it is unclear the extent to which the decrease in Medicare payments
           will result in a decrease to your admissions, average length of stay or net revenue
           per patient day. To the extent admissions or average length of stay would
           decrease, it is unclear how much any resulting reductions in operating expenses
           would offset the reduction in your net operating revenues.

Insurance, page 47

29.   Consistent with Financial Reporting Codification Section 501.14 (Section V of Financial
       Reporting Release 72), please provide the following disclosures:

       •   The amount of changes in the estimate in each period presented or that changes in
           the estimate have not been material; and,

       •   The effect, at the latest balance sheet date, of a reasonably likely change in the
           estimate or that the expected effect of reasonably likely changes is not material.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 56

Operating Expenses, page 56

30.   Please disclose why there was a larger rate of growth in your specialty hospital revenues compared to the growth in your specialty hospital cost of services.

Our Business – page 65

31.   Please include a table indicating the name and location of each of your inpatient facilities. The table should also show the extent of utilization of each facility during each of the last three fiscal years.

Security Ownership of Certain Beneficial Owners and Management – page 94

32.   In a number of footnotes to the table various beneficial owners have disclaimed ownership of shares that have not been attributed to those persons in the table. Please revise the table to include all shares beneficially owned by each person named in the table. Please revise the footnotes to reflect that all shares beneficially owned are included in the table. It is inappropriate to disclaim beneficial ownership of shares that have not been attributed to the named person in the table.

Description of Certain Other Indebtedness – page 100

33.   At various places in the discussions under this heading you refer to "customary conditions," "customary negative covenants and restrictions" and other similar items. The references to "customary" provisions in your agreements are too vague to be meaningful. Please replace this language with descriptions of all material provisions, including the specific covenants, conditions and restrictions you are referring to.

34.   Please revise the discussion of prepayments on page 101 to disclose the amounts paid to date under each bullet. Under "Amortization of Principal," please disclose the actual amount of the payment you are required to make. Provide similar information regarding the actual payment amounts throughout the discussion.

35.   Under "Restrictive Covenants and Other Matters" on page 101, please disclose the minimum interest coverage ratio and the maximum leverage ratio required by the agreement as well as what your actual ratios are currently.

Holdings' Senior Subordinated Notes – page 102

36.   Please revise the discussion to identify and discuss the "certain restrictions" referenced in the last paragraph of page 102 and the first full paragraph of page 103.

Description of the Exchange Notes – page 104

37.   Your summary of the material provisions of the indenture, as currently written excessively legalistic, dense and wordy. In many instances, entire paragraphs consist of a single sentence. Please revise it, using common everyday language and short sentences and minimizing the use of defined terms.

Transmittal letter

38.   Please delete the language in the letter of transmittal requiring the note holder to certify that he/she has "read" all of the terms of the exchange offer.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

39.   Please disclose the allocation of the stock-based compensation and long-term incentive compensation between cost of services and general and administrative expense.

Consolidated Statement of Changes in Stockholders' Equity and …, page F-6

40.   Regarding the common stock repurchased in 2004, please tell us the amount that you had recognized as Capital in Excess of Par upon their original issuance. If the original amount was less than the $48 million debited to Capital in Excess of Par in 2004, please cite the authoritative literature supporting debiting the excess of the $48 million over the original amount to Capital in Excess of Par, as opposed to Retained Earnings.

41.
Notes to Consolidated Financial Statements, page F-8

1. Organization and Significant Accounting Policies, page F-8

Merger and Related Transactions, page F-8

42.   While we noted your disclosure that the purchase price was allocated in accordance with
        EITF 88-16, please provide us with a comprehensive analysis of how you applied all the
        Sections of EITF 88-16 in accounting for the merger transaction. In so doing, please also
        address the following:

        • Please indicate which of the conditions in Section 1(a) that you believe was met
          in apparently believing that a change of control had occurred. In addition, please
          confirm that the change is consistent with Section 1(b) and tell us how.
          Furthermore, please illustrate how you determined the control group under
          Section 1(c) and, if applicable, how you applied the voting-interest and capital-at-
          risk tests. In so doing, please address the extent to which the members of
          management and other rollover investors were included in or excluded from the
          control group.

        • Please elaborate for us on how you considered Section 2(b) in determining that
          26% of the purchase price should be recorded at the historical book values of the
          continuing stockholders. In so doing, please illustrate the interests held by
          investors in Holdings and Select as the merger transaction was being
          consummated.

        • Please demonstrate how you applied the monetary test described in Section 3. In
          so doing, please tell us how you considered the debt issued by Select and explain
          how that consideration was appropriate when $344.2 million appears to have been
          used to repay existing indebtedness. In addition, please illustrate how you
          determined and considered the capitalization of Holdings at February 25, 2005
          and any shares that Holdings issued in connection with the merger transaction.
          Furthermore, please explain why you did not appear to include the merger related
          charges discussed in the last paragraph of page F-10 in the purchase price.

43.   Please disclose the primary reasons for the merger transaction, including a description of
        the factors that contributed to a purchase price that resulted in recognition of goodwill.
        As you disclosed that you accounted for the merger transaction in accordance with SFAS
        141, this disclosure would appear to be required by its paragraph 51(b).

Stock Options, page F-14

44.   Please also provide the pro forma disclosures for the period from January 1 through February 24, 2005, as would appear to be required by paragraph 84 of SFAS 123(R).

2. Acquisitions, page F-17

For the Year Ended December 31, 2005, page F-17

45.   Please disclose the primary reasons for the acquisition of SemperCare Inc., including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill, in accordance with paragraph 51(b) of SFAS 141.

8. Stockholders' Equity, page F-28

Preferred Stock, page F-28

46.   Regarding each of the disclosures contemplated by paragraph 4, 6, 7, and 8 of SFAS 129, please tell us where you have provided them, provide them, or tell us why they are not applicable. In so doing, please ensure that you have disclosed all of the terms that resulted in you excluding the preferred stock from permanent equity and the basis for its carrying amount, which may be its redemption value. In addition, as you disclose that each holder would receive common stock upon redemption, please clarify for us how your classification and measurement of the preferred stock complies with EITF D-98. In this regard, please explain how you considered that payment of cash benefits under the Long-Term Cash Incentive Plan may be based on redemption of the preferred stock.

10. Stock Option and Restricted Stock Plans, page F-29

Successor Stock Option and Restricted Stock Plans, page F-29

47.   As we did not note a publicly traded market for the equity securities of Holdings and as Item 5 of the Form 10-K for Select indicates that there is no publicly traded market for the equity securities of Select, please disclose how you estimated the per share value of the restricted stock awards and the shares underlying the stock options.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Keira Ino at 202-551-3659 or Oscar Young at 202-551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Carmen J. Romano, Esq.
        Dechert LLP
        Cira Centre
        2929 Arch Street
        Philadelphia, PA 19104-2808